FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
CURRENT REPORT

Date of Report: August 24, 2018

Dragon Jade International Limited
(Exact name of registrant as specified in its charter)

Unit 2, 23/F, New World Tower I, 18 Queens Road, Central Hong Kong, SAR, China
(Address of Principal Executive Offices)

Registrant's telephone number, including area code: 011-852-3588 - 1780

British Virgin Islands	0-53593	None
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

Item 1.01.       Entry into Definitive Material Agreement.

The information under Item 2.01 is incorporated herein by reference.

Item 2.01.       Completion of Acquisition or Disposition of Assets.

On August 24, 2018, Dragon Jade International Limited (the "Company"), and Greater China Wine Distributor Limited ("Seller") entered into an agreement (the "Montrose Acquisition") whereby the Company acquired 80% of the outstanding shares of China Management Services Limited, the parent company of the Montrose Group. The terms of the Acquisition were set forth in a Share Purchase Agreement, dated as of August 24, 2018, by and between the Company and Seller (the "Purchase Agreement"). Montrose group is a leading fine wine importer and distributer in mainland China, Hong Kong, and Macau.

The Company has agreed to pay consideration of HK$2 million (approx. USD$250,000) and 100,000 restricted common shares of the Company. The Purchase Agreement includes customary representations, warranties and covenants of the Company and Seller.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, a copy of which is filed as Exhibit 2.1 hereto.

Item 3.02.       Unregistered Sales of Equity Securities.

As disclosed in Item 1.01, Company issued 100,000 shares of restricted stock to Seller as part of the Montrose Acquisition.

Section 7 – Regulation FD

Item 7.01.       Regulation FD Disclosure.

On August 30, 2018, the Company issued a press release, attached as Exhibit 99.1, announcing entering into the Purchase Agreement. A copy of the press release is furnished as Exhibit 99.1 hereto and is incorporated herein by reference.

The information set forth in the attached Exhibit 99.1 shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 9.01.       Financial Statements and Exhibits.

(d)   Exhibits   The following exhibit is filed herewith.

Exhibit No.	Description

2.1	Share Sale and Purchase Agreement, dated as of August 24, 2018, between Dragon Jade International Limited and China Management Services Limited

99.1	Press Release dated as of August 30, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dragon Jade International Limited

By:	/s/ Yat Man, Lai
Yat Man, Lai
Chief Executive Officer

Date: August 30, 2018